EXHIBIT 8.1
List of Significant Subsidiaries

Name of Subsidiary	Country of Incorporation	Ownership Interest
China United Network Communications Corporation Limited	China	100%
China Netcom Group Corporation (Hong Kong) Limited	Hong Kong	100%
China Unicom International Limited	Hong Kong	100%